UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8-69009 |

## FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2023**  AND ENDING **12/31/2023**

(MM/DD/YY)                                                                 (MM/DD/YY)

### A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Cabot Lodge Securities, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer       ☐ Security-based swap dealer       ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

**425 N. Martingale Rd, Suite 1220**

(No. and Street)

| **Schaumburg** | **IL** | **60173** |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| **Roger F Leibowitz** | **804-823-9902** | **roger.leibowitz@cl**s |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

**FGMK, LLC**

(Name – if individual, state last, first, and middle name)

| **333 W. Wacker Drive, 6th Fl** | **Chicago** | **IL** | **60606** |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |
| **12/17/2009** | | **3968** | |
| (Date of Registration with PCAOB)(if applicable) | | (PCAOB Registration Number, if applicable) | |

#### FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

KAYLA DALTON
NOTARY PUBLIC
REGISTRATION # 8082709
COMMONWEALTH OF VIRGINIA
MY COMMISSION EXPIRES
SEPTEMBER 30, 2027

## OATH OR AFFIRMATION

I, Roger F. Leibowitz, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Cabot Lodge Securities, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

County/City of Henrico
Commonwealth/State of Virginia
The foregoing instrument was subscribed and sworn before me this 23rd day of February 2024, by
Roger Farrell Leibowitz
(name of person seeking acknowledgement)
Kayla Dalton
Notary Public
My Commission Expires: 9/30/2027

Notary Public

Signature: Roger Philip

Title:
FINOP

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



**CABOT LODGE SECURITIES, LLC**

**FINANCIAL STATEMENT
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM**

**DECEMBER 31, 2023**

**\*Public Document\***

**Filed as Public Document Pursuant to Rule 17a-5(d)
of the Securities Exchange Act of 1934**

**SEC I.D. 8-69009**

**CABOT LODGE SECURITIES, LLC**
**December 31, 2023**

**TABLE OF CONTENTS**

Identifying opportunities.
Delivering solutions.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management of
Cabot Lodge Securities LLC

***Opinion on the Financial Statement***

We have audited the accompanying statement of financial condition of Cabot Lodge Securities LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

***Basis for Opinion***

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

FGMK, LLC

We have served as the Company's auditor since 2021.

Chicago, Illinois
February 22, 2024

FGMK, LLC
333 W. Wacker Drive, 6th Floor | Chicago, IL 60606
2801 Lakeside Drive, 3rd Floor | Bannockburn, IL 60015
17W110 22nd Street, Suite 350 | Oakbrook Terrace, IL 60181

Bannockburn | Chicago | Cleveland
Dubuque | Indianapolis | Oakbrook Terrace
Orange County | Santa Fe | Sarasota

**CABOT LODGE SECURITIES, LLC**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2023**

## ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 495,514 |
| Clearing deposits | | 180,000 |
| Due from clearing firm and other broker-dealers | | 322,672 |
| Receivables from registered representatives and others, net | | 26,345 |
| Receivables from affiliates | | 140,042 |
| Fixed assets, net | | 10,455 |
| Prepaid expenses | | 33,348 |
| Security deposits | | 12,858 |
| **TOTAL ASSETS** | $ | 1,221,234 |

## LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---|
| **Liabilities:** | | |
| Commissions payable | $ | 399,323 |
| Accounts payable and accrued expenses | | 266,679 |
| Due to affiliates | | 2,529 |
| Other liabilities | | 3,400 |
| **TOTAL LIABILITIES** | | 671,931 |
| **Member's equity** | | 549,303 |
| **TOTAL LIABILITIES AND MEMBER'S EQUITY** | $ | 1,221,234 |

The accompanying notes are an integral part of this statement.

1. **ORGANIZATION AND NATURE OF BUSINESS**

Cabot Lodge Securities, LLC (the "Company") is a limited liability company organized under the laws of the State of Delaware in October 2011. The Company commenced operations on August 8, 2012. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and operates under a membership agreement with the Financial Industry Regulatory Authority, Inc. ("FINRA"). During 2023, the Company relocated its corporate office from New York, New York to Schaumburg, Illinois.

The Company operates under SEC Rule 15c3-3(k)(2)(ii), whereby a clearing broker-dealer performs clearing functions for all broker-dealer transactions with customers and brokers and dealers on a fully disclosed basis. The Company also has agreements for clearing functions with other various mutual funds and variable annuity brokers. The Company's customers are located across the United States. The Company receives commissions on trades that are facilitated through the clearing broker-dealer and other brokers. The accounting and reporting policies of the Company conform to United States generally accepted accounting principles ("U.S. GAAP").

The Company is a wholly-owned subsidiary of PKS Holdings, LLC (the "Parent Company"), which in turn is a wholly-owned subsidiary of Wentworth Management Services, LLC ("Wentworth").

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

**Use of Estimates**
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash and Cash Equivalents**
Cash and cash equivalents consist primarily of cash on deposit and money market funds, all of which have original maturities of three months or less. The Company regularly maintains cash balances that exceed Federal Deposit Insurance Corporation limits. The Company has not experienced any losses and believes it is not exposed to any significant credit risk from cash.

**Due from Clearing Firm and Other Broker-Dealers**
Receivables due from the clearing firm and other brokers-dealers are generally collected in full in the month following their accrual. No allowance was deemed necessary by management as of December 31, 2023.

2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued**

**Receivables from Registered Representatives and Others and Allowances for Credit Losses**

Accounts receivable consists of unconditional amounts due for services rendered and are reported at amortized cost.  All receivables are uncollateralized.

*Financial Instruments – Credit Losses.* The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 326-20, *Financial Instruments – Credit Losses.* FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.  The Company records the estimate of expected credit losses as an allowance for credit losses.  For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis.  Changes in the allowance for credit losses are reported in credit loss expense, if applicable.  The Company estimates expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. As of December 31, 2023, the Company had recorded a $5,000 allowance for any potential credit losses.

**Leases**

The Company accounts for its leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee in several noncancelable operating leases for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and right of use ("ROU") asset at the commencement date of the lease.

*ROU assets.* A lessee's ROU asset is measured at the commencement date at the amount of the initially measured lease liability plus any lease payments made to the lessor before or at the commencement date, minus any lease incentives received; plus any initial direct costs. Unless impaired, the ROU asset is subsequently measured throughout the lease term at the amount of the lease liability (that is, present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

2.    **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued**

*Lease Liabilities.* A lease liability is measured based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate and are measured using the index or rate at the commencement date. Lease payments, including variable payments based on an index rate, are remeasured when any of the following occur: (1) the lease is modified (and the modification is not accounted for as a separate contract), (2) certain contingencies related to the variable lease payments are resolved, or (3) there is a reassessment of any of the following: the lease term, purchase options or amounts that are probable of being owed under a residual value guarantee. The discount rate is the implicit rate if it is readily determinable; otherwise, the Company uses its incremental borrowing rate. The implicit rates of the Company's leases are not readily determinable; accordingly, the Company uses it incremental rate based on the information available at the commencement date for each lease. The Company's incremental borrowing rate for a lease is the rate of interest it would pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The Company determines its incremental borrowing rates by starting with the interest rates on its recent borrowings and other observable market rates and adjusting those rates to reflect the differences in the amount collateral and the payment terms of the leases.

*Accounting policy election for short-term leases.* The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term.  See Note 6, Leases for additional information on the Company's leases.

**Contingent Liabilities**
The Company recognizes liabilities for contingencies when there is an exposure that, when fully analyzed, indicates potential losses become probable and can be reasonably estimated.  Whether a potential loss is probable and can be reasonably estimated is based upon currently available information and is subject to significant judgment, a variety of assumptions, and uncertainties. When a potential loss is probable and the loss or range of loss can be estimated, the Company will accrue the most likely amount within that range. No liability is recognized for those matters which, in management's judgment, the determination of a reasonable estimate of potential loss is not possible, or for which a potential loss is not determined to be probable. The determination of these liability amounts requires significant judgment on the part of management. See Note 8 for additional information.

2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued**

**Revenue from Contracts with Customers**
The Company recognizes revenue from contracts with customers following a five-step model to (a) identify the contract(s) with a customer (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company's revenue from contracts with customers includes commission income from brokerage offerings consisting primarily of mutual funds, variable annuity products, and individual financial securities. The recognition and measurement of revenue is based on the assessment of individual contract terms.  Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commission Income
The Company buys and sells securities with or on behalf of its customers.  Each time a customer enters into a buy or sell transaction, the Company charges a commission.  The Company's performance obligation with respect to commission trades is to execute a trade order once entered.  The performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to/from the customer.  Trade modifications are treated as a new standalone transaction.  Given that each unfulfilled trade is terminable at will based on terms and conditions of each customer agreement, the performance obligations are fulfilled on the trade date, with related execution costs being recognized at the same time.

The Company enters arrangements with investment funds (and similar products) to distribute shares to investors.  The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund, or as a combination thereof.  The Company believes that its performance obligation is the sale of securities to investors and as such, this is fulfilled on the trade date.  Any fixed amounts are recognized on the trade date, and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved.  For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome the constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly.  Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Commission expenses and related clearing expenses are recorded on a trade-date basis and when performance obligations in generating the commissions have been substantially completed.

2.      **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued**

Trail Income
Revenues are also comprised of commission-based products for which the Company and its registered representatives receive an upfront commission and for certain products, a trailing commission. Brokerage offerings include mutual funds, variable and fixed annuities, retirement and 529 education saving plans. The Company earns trail fee income through providing services related to mutual and other funds and variable annuities. These fees are based on a fixed rate applied, as a percentage, to the net asset value of the fund, or the value of the annuity contract. Trailing income is generally received monthly or quarterly while the customer holds the investment or holds the contract. As these trailing fees are based on factors outside of the Company's control, including market movements and client behavior, such revenue is recognized when it is probable that a significant reversal will not occur. The Company also earns commissions from best efforts placements of securities offerings in which the Company acts as a selling group participant.

The Company does not carry accounts for customers or perform custodial functions related to securities.

Other Revenue
Other revenues consist primarily of investment banking fees and consulting fees for investment banking activities and private placement offerings. The Company serves as a financial advisor for business entities that want to raise funds through a sale of securities on a best efforts basis. In some cases, the Company acts as the lead selling agent. In those situations, the Company recognizes revenue at a point in time for the Company's portion of the selling agent fees. Consulting fees related to these types of transactions are generally earned over a period of time, and are generally recognized in even amounts on a monthly basis over the expected period for the respective engagement. Direct costs related to the consulting fees are recognized as incurred. Generally, contracts for both investment banking and consulting services call for monthly fixed payments that are recognized monthly as the performance obligations are simultaneously provided by the Company and consumed by the customer. Certain contracts also call for upfront payments related to the initial transaction and upon closing of transactions which are accrued and recognized at the point in time that performance under the arrangement is completed or at points in time when milestones are completed. The total amount of these were not material to the financial statements.

Contract Balances
The timing of revenue recognition may differ from the timing of payment by the Company's customers. The Company records a receivable when revenue is recognized prior to payment and there is an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenues (a contract liability) until the performance obligations are satisfied. As of December 31, 2023 the Company had receivables from contracts with customers totaling $322,672. As of December 31, 2023 the Company had no contract liabilities.

2.  **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued**

    **Income Taxes**

    The Company is a Delaware single member limited liability company ("LLC") for federal, state and local income tax purposes. The Company is included in consolidated federal, state and local tax returns of its Parent Company and/or Wentworth. As such, the Company is a disregarded entity for income tax purposes and does not record a provision for income taxes, pursuant to FASB ASC 740, *Income taxes*. Accordingly, no provision or liability for federal or state income taxes has been included in the financial statements.

    The Company has concluded that the Company is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing.

3.  **NET CAPITAL REQUIREMENT**

    The Company, as a registered broker-dealer, is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) and has elected the basic method allowed by Rule 15c3-1. This requires the Company to maintain a net capital equal to the greater of $5,000 or 6.67% of the aggregate indebtedness, and both as defined, shall not exceed 15 to 1.

    The Company had net capital of $294,939 as of December 31, 2023. The Company had net capital of $250,144 in excess of its required net capital of $44,795 as of December 31, 2023. The Company's net capital ratio was 2.3 to 1 as of December 31, 2023.

4.  **FULLY DISCLOSED CLEARING AGREEMENTS**

    During the year ended December 31, 2023, the Company cleared customer transactions through its fully disclosed agreements with RBC Capital Markets and Raymond James & Associates. Both are New York Stock Exchange member firms, and, therefore, the Company operates pursuant to exemptions contained in Rule 15c3-3 of the Securities and Exchange Act of 1934. As of December 31, 2023, the Company maintained clearing deposits in the aggregate of $180,000. As of December 31, 2023, commission and fees due from clearing brokers was $213,710.

**5.    CONCENTRATION OF CREDIT RISK**

Financial instruments that subject the Company to credit risk consist principally of receivables and cash and cash equivalents.  The Company performs certain credit evaluation procedures and does not require collateral for financial instruments subject to credit risk.  The Company believes that credit risk is limited because the Company routinely assesses the financial strength of its counterparties and, based upon factors surrounding the credit risk of its counterparties, establishes an allowance for uncollectible accounts and, consequently, believes that its receivables credit risk exposure beyond such allowances is limited.

**6.    RELATED PARTY TRANSACTIONS**

**Expense Sharing**
The Company follows NASD Notice to Members 03-63 regarding expense sharing agreements and records its share of all operational costs and expenses in accordance with U.S. GAAP.

The Company has an expense sharing agreement with the Parent Company and Wentworth. Under the expense sharing agreement, the Parent Company and Wentworth have agreed to cover various operational costs and expenses and provide management services to the Company, and the Company has agreed to reimburse the Parent Company for all direct and indirect expenses paid or otherwise incurred by the Parent Company and/or Wentworth on its behalf. For the year ended December 31, 2023, the total direct shared expenses charged to the Company were $225,698 and were included in their respective expense categories. The Company was due $17,227 from Wentworth related to unreimbursed expenses as of December 31, 2023.

The Company has expense sharing agreements with other affiliates, whereby certain operational costs of the Company are allocated to the affiliates on a reasonable and consistent basis. Reimbursable amounts determined under these expense sharing agreements are recorded as a receivable from affiliates and a corresponding reduction of the expense category.  For the year ended December 31, 2023, the total fees charged to these affiliates were $812,265.  As of December 31, 2023, the Company owed $2,529 to affiliates advanced in excess of these agreements.  The total fees paid to these affiliates under these same agreements was $106,402 and the expense was recorded in the corresponding expense category.

**Insurance Coverage**
The Company purchases certain of its insurance coverage against errors and omissions risk from a related company that is a wholly owned subsidiary of the Parent Company and is licensed and regulated under the laws of the British Virgin Islands.  The Company paid policy premiums of $132,300 and received reimbursement of expenses of $1,522,661 for the year end December 31, 2023.  For the year ended December 31, 2023, the amount of the reimbursements were recorded against the respective expenses on the accompanying statement of operations. The Company was due $92,815 in unreimbursed expenses as of December 31, 2023.

6.    **RELATED PARTY TRANSACTIONS, continued**

**Revenues**

The Company earns commissions and other income from certain entities controlled or otherwise managed by individuals that are owners or officers of Wentworth.  For the year ended December 31, 2023, the total revenues generated from these entities was $1,000,271.  As of December 31, 2023, the amount due to these affiliates was $149.

**Advances**

As of December 31, 2023, the Company had an outstanding receivable of $30,000 from CL Fund Management NJ Inc., which is an affiliated holding company for investments in managed funds. CL Fund Management NJ Inc. is controlled by a principal shareholder of a company that is the indirect owner of the Company.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed, or the results that would have been obtained from operations, had the Company operated as an unaffiliated entity. Outstanding related party balances are disclosed, non-interest bearing and due on demand.

7.    **COMMITMENT AND CONTINGENCIES**

**Indemnifications**

In the normal course of its business, the Company indemnifies and guarantees its clearing brokers against specified potential losses in connection with their acting as an agent of, providing services to the Company or its affiliates.  The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated.  The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

**Litigation**

The Company is a defendant or respondent in various legal actions, including arbitrations, class actions and other litigation, arising in connection with our activities as a broker-dealer.  These matters arise in the normal course of business and the Company intends to vigorously defend itself in these actions.

7.   **COMMITMENT AND CONTINGENCIES, continued**

The Company reviews its legal proceedings, claims, disputes, or investigations on an ongoing basis and provides disclosure and records loss contingencies in accordance with the loss contingencies accounting guidance. In accordance with such guidance, the Company establishes accruals for such matters when potential losses become probable and can be reasonably estimated. If the Company determines that a loss is reasonably possible and the loss or range of loss can be estimated, the Company discloses the possible loss in the financial statements.

A number of factors contribute to Company's determination of whether a loss is reasonably possible and if the loss or range of loss can be estimated, including, but not limited to: the proceeding is in its early stages; the damages sought are unspecified, unsupported or uncertain; it is unclear whether a case brought as a class action will be allowed to proceed on that basis; the other party is seeking relief other than or in addition to compensatory damages; the matters present significant legal uncertainties; we have not engaged in settlement discussions; discovery is not complete; there are significant facts in dispute; and numerous parties are named as defendants (including where it is uncertain how liability might be shared among defendants).

The Company believes, based upon current information, that the outcome of any such legal proceeding, claim, dispute, or investigation will not have a material effect on our financial position, results of operations or cash flows. However, the actual outcomes of such legal proceedings, claims, disputes, or investigations could be material to our operating results and cash flows for a particular future period as additional information is obtained.

8.   **SUBSEQUENT EVENTS**

Management has evaluated all subsequent events through the date the accompanying financial statements were issued.